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                                                                  Exhibit (a)(7)



Immediately

Scarlett L. Foster (314-694-2883) scarlett.l.foster@monsanto.com


MONSANTO ACQUIRES TWO SEED COMPANIES TO BROADEN
AVAILABILITY OF AGRICULTURAL BIOTECHNOLOGY


          ST. LOUIS, May 11, 1998 - Monsanto Company announced today that it has reached agreements to acquire two seed companies - DEKALB Genetics Corporation, headquartered in DeKalb, Illinois, and Delta & Pine Land Company, based in Scott, Mississippi. These companies will play an important role in Monsanto's life sciences strategy, which is designed to enhance the sustainable production of food and feed and create new possibilities for better nutrition and health by linking Monsanto's expertise in agriculture, food and pharmaceuticals.

        These acquisitions will broaden the availability of agronomic traits - the first wave of traits developed through biotechnology - and give more farmers around the world access to the yield and productivity benefits of crops enhanced through this technology. They also pave the way for the rapid introduction of the second wave of biotechnology traits, which improve the composition of fibers, the nutritional composition of food and feed, and offer food processors new tools to enhance the value of grains and oil seed crops.

          "As we have implemented our life sciences strategy in the last three years, we have created a network of alliances to provide the depth and breadth necessary to rapidly develop and commercialize new technologies and to create new markets for the products of this research," said Monsanto Chairman and Chief Executive Officer Robert B. Shapiro. "The acquisitions of DEKALB and Delta & Pine Land provide both technology and global reach


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by creating broader seed platforms that enable us to better connect our traits to the needs of growers and processors, and allow us to more quickly anticipate new markets or marketplace trends."

          DEKALB is a global leader in agricultural genetics and a top hybrid seed corn company in the United States. It also has a strong presence in Latin America, plus seed interests in Europe and Southeast Asia. DEKALB currently offers its customers Monsanto traits for YieldGard insect-protected corn and Roundup Ready herbicide-tolerant corn.

          Delta & Pine Land is leading breeder, producer and marketer of cotton seed. It currently sells Monsanto's Bollgard and Ingard insect-protected cotton in the United States, Mexico, Australia and China, and Roundup Ready cotton in the United States. Delta & Pine Land's international experience in commercializing crops developed through biotechnology has allowed it to quickly bring these new seeds to global markets. Regulatory approvals are pending to see Bollgard in Argentina and South Africa.

          "Monsanto has worked closely with DEKALB and Delta & Pine Land for a number of years to research new products and bring the economic and environmental benefits of agricultural biotechnology to growers worldwide," Shapiro added. "These acquisitions focus and accelerate those efforts. The employees of both companies will play an important role in implementing our life sciences strategy and creating value for growers, processors, and, ultimately, consumers."

          Under terms of the agreement with DEKALB, a Monsanto subsidiary set up specifically for this transaction will make a tender offer to acquire all of the common stock of DEKALB for $100 per share. This offer will be followed by a merger in which any remaining stock of DEKALB will be exchanged for cash at the same price per share paid in the tender offer. If the tender offer is not completed by May 9, 1999, the offer price will increase by 50 cents per share on the 10th day of each month, starting on May 10, 1999. Because Monsanto already holds approximately 45 percent of DEKALB's shares, the weighted average price per share of the acquisition is $67.41, or a total cost to Monsanto of approximately $2.5 billion.


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          The DEKALB tender offer is conditional on the receipt of the majority of the voting common stock of DEKALB, as well as other customary conditions. Trusts for the benefit of the Roberts family, which owns a majority of DEKALB's voting common stock, have agreed to tender their shares in the offer.

          Under a separate agreement, Delta & Pine Land will merge into Monsanto, subject to the approval of Delta & Pine Land's shareowners. Its shareowners would be entitled to receive 0.8625 shares of Monsanto's common stock in exchange for each share of Delta & Pine Land stock they hold. Monsanto currently owns 4.7 percent of Delta & Pine Land's common shares and 800,000 shares of nonvoting preferred stock. The exchange ratio may be adjusted if Monsanto's average stock price rises or falls by more than 25 percent during the period from signing until either Delta & Pine Land shareowners meet to act on the merger or 90 days pass from the time of the signing, whichever comes first.

          The acquisitions will be closed as soon as practical.

          PRODUCT BACKGROUND
          __________________


          In 1998, Monsanto's technology is expected to be used on approximately 50 million acres worldwide. Approximately 30 million acres are expected to be planted with Roundup Ready soybeans, 2 million with Roundup Ready canola and 50,000 with NewLeaf insect-protected potatoes.

          Corn acreage in 1998 is projected to include more than 10 million acres planted in YieldGard corn and 750,000 acres planted in Roundup Ready corn. This acreage is more than triple the 3 million acres planted in 1997, the introductory year for YieldGard.

          For cotton this year, U.S. growers are purchasing Bollgard and Roundup Ready cotton in varieties produced by Delta & Pine Land, and Bollgard cotton in varieties by Stoneville Pedigreed Seed Co., a Monsanto subsidiary. Global acreage of Bollgard and Roundup Ready cotton is expected to increase to more than 5 million from 3 million in 1997.


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          As a life sciences company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition and health. The company's 21,900 employees worldwide make and market high-value agricultural products, pharmaceuticals and food ingredients.


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Note to editors:    YieldGard, Roundup Ready, Bollgard, Ingard and NewLeaf are
                    trademarks or Monsanto Company and its subsidiaries.